Exhibit 1

Media Relations	Investor Relations
Andrea Castro Velez	Pablo Gutierrez
+57 (1) 603-9134	+57 (1) 603-9051
andrea.castro@cemex.com	pabloantonio.gutierrez@cemex.com

CLH’S FREE CASH FLOW REACHED US$79 MILLION, AND NET

DEBT WAS REDUCED BY 11%, DURING 2020

•	Improved EBITDA margin by 2.1pp for the full year 2020, supported by our pricing strategy and our costs-savings program, despite volumes were heavily impacted by the pandemic.

•	Free cash flow reached US$79 million during the full year 2020, a 45% free cash flow to EBITDA conversion rate.

•	Reduced net debt by 11% during 2020; our leverage ratio remained relatively stable at 3.7x from December 2019 to December 2020, despite lower EBITDA.

•	Our Net-Promoter-Score during the fourth quarter of 2020 reached a record level of 75 points, driven by our customer support programs, such as Safety Protocols, CEMEX Go, and “CEMEX Te Acompaña.”

BOGOTA, COLOMBIA. FEBRUARY 11, 2021 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that its consolidated net sales and EBITDA declined by 3% and 1%, respectively, during the fourth quarter of 2020 compared to those of the same period of 2019*. EBITDA margin improved by 0.4 percentage points during the fourth quarter of 2020.

Jesus Gonzalez, CEO of CLH, said: “I am proud of how the organization responded to the challenge of the sudden arrival of COVID-19 in our footprint. We reacted quickly and forcefully to a highly uncertain situation, prioritizing the safety of our employees and customers while ensuring business continuity and financial flexibility. In a very challenging year, we achieved a margin expansion of 2.1pp, a 45% free cash flow to EBITDA conversion rate, and an 11% reduction in net debt. Our customers rewarded our safety, reliability, and consistency efforts with the highest Net-Promoter-Score in our history.”

Jesus Gonzalez added, “Regarding sustainability, we advanced decisively in our efforts during 2020. We increased our alternative fuel substitution rate by 7 percentage points and reduced our clinker factor by 2 percentage points, on a year-over-year basis.”

Consolidated Corporate Results

During the fourth quarter of 2020, controlling interest net income was US$8 million, compared with a loss of US$3 million during the same quarter of 2019.

Geographical Markets Fourth Quarter 2020 Highlights

Operating EBITDA in Colombia reached US$30 million, 1% higher on a like-to-like basis, compared with that of the fourth quarter of 2019. Net sales increased by 1% on a like-to-like basis, versus those of the same period of the previous year, to US$120 million.

In Panama, operating EBITDA during the fourth quarter was US$4 million. Net sales reached US$23 million during the quarter, a decline of 40% compared with those of the same period of 2019.

In Costa Rica, operating EBITDA reached US$8 million during the quarter, 34% higher on a like-to-like basis compared with that of the previous year. Net sales reached US$22 million, 7% higher on a like-to-like basis, compared with those of the fourth quarter of 2019.

In the Rest of CLH operating EBITDA increased by 20% on a like-to-like basis, to US$16 million during the quarter. Quarterly net sales reached US$58 million, an increase of 12% on a like-to-like basis, compared with those of the same period of 2019.

*	Like-to-like adjusted for currency fluctuations.

In accordance with its vision, CLH continues to constantly evolve aiming to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more innovative in conducting our business, and more efficient in our capital allocation. CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, and Guatemala.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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